14048911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaSalle Investment Management Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Randolph Drive
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman Foster (781) 780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Drive (Address) Chicago (City) Illinois (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Walley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaSalle Investment Management Distributors, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Denise P. Harrison

Notary Public

OFFICIAL SEAL
DENISE P HARRISON
Notary Public - State of Illinois
My Commission Expires Mar 29, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Financial Statements and Schedules

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

Financial Statements & Schedules

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition as of December 31, 2013	3
Statement of Operations for the Year ended December 31, 2013	4
Statement of Member's Equity for the Year ended December 31, 2013	5
Statement of Cash Flows for the Year ended December 31, 2013	6
Notes to Financial Statements	7
Supplemental Schedules:	
Schedule I – Statement of Net Capital Pursuant to Securities and Exchange Commission Rule 15c3-1	10
Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	12
Supplemental Report:	
Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5	13

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Member
LaSalle Investment Management Distributors, L.L.C.:

We have audited the accompanying financial statements of LaSalle Investment Management Distributors, L.L.C., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, member's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17 a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of LaSalle Investment Management Distributors, L.L.C. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Chicago, Illinois
February 28, 2014

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Financial Condition

December 31, 2013

Assets		
Cash	$	2,712,021
Due from related party		1,659,097
Prepaid expenses		63,498
Total assets	$	4,434,616
Liabilities and Member's Equity		
Current liabilities:		
Accrued expenses	$	246,213
Employee commissions payable		137,729
Accounts payable		338,636
Due to Parent Company		232,047
Total liabilities		954,625
Member's equity		3,479,991
Total liabilities and member's equity	$	4,434,616

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Operations

Year ended December 31, 2013

Revenue:		
Commission fees	$	2,211,157
Reimbursable fees		1,262,532
Total revenue		3,473,689
Expenses:		
Employee commissions expense		612,625
Selling expense		1,765,128
Travel and entertainment expenses		396,576
Business license/fees		82,063
Legal expense		162,732
Audit expense		42,000
Promotional fees		95,834
Other expenses		529,015
Total expenses		3,685,973
Net loss	$	(212,284)

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Member's Equity

Year ended December 31, 2013

	Member units		Member's equity
Balances at January 1, 2013	500	$	2,301,798
Contributions			1,390,477
Net loss			(212,284)
Balances at December 31, 2013	500	$	3,479,991

See accompanying notes to financial statements.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(212,284)
Reconciliation of net loss to net cash used in operating activities:		
Increase in due from related party		(1,619,012)
Decrease in prepaid expenses		5,767
Decrease in employee commissions payable		(24,283)
Increase in accounts payable		301,059
Increase in accrued expenses		188,464
Net cash used in operating activity		(1,360,289)
Cash flows from financing activity:		
Increase in due to Parent Company		1,519,310
Cash flows from financing activity		1,519,310
Net increase in cash		159,021
Cash, January 1, 2013		2,553,000
Cash, December 31, 2013	$	2,712,021

See accompanying notes to financial statements.

(1) Organization

LaSalle Investment Management Distributors, L.L.C. (the Company), a subsidiary of LaSalle Investment Management, Inc. (Parent Company and Member) was formed in the state of Delaware on March 10, 2011. The Company was formed to conduct transactions as a broker or dealer to provide investment management, asset management or similar services to the Parent Company or its affiliates.

The Company is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority (the FINRA) (formerly, the National Association of Securities Dealers Regulation, Inc. (the NASD)), and various states. On December 20, 2011, the Company's FINRA membership was approved.

Historically and in the foreseeable future, the Company is highly dependent on the Parent Company to fund its operating losses.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Limitation on Withdrawal of Equity Capital

The Company's policy is to give written notice to the FINRA two business days prior to any equity withdrawals that exceed $500,000 and, on a net basis, exceed 30% of the Company's excess net capital, in any 30-day period.

(c) Commission Fees

Commission fees are earned in connection with the marketing of investment programs. Commissions are based upon a percentage of a third-party investment in the related interest. These commissions are earned and realizable and the related selling expense is incurred at the time the third-party investment is accepted by the offering party.

(d) Reimbursable Fees

Reimbursable fees is comprised of expenses incurred on behalf of and reimbursable by the client. The Company follows ASC Topic 605-45, Principal and Agent Considerations, when accounting for reimbursements from clients.

(e) Employee Commissions Expense

In connection with the marketing of investment programs, employees of the Parent Company who are registered representatives of the Company may receive compensation based on third-party investment in the related investment program.

(Continued)

(3) Income Taxes

The Company is party to a tax-sharing agreement with the Parent Company, which provides that income tax expense or benefit be recorded by the Company as though the Company filed a separate tax return. For the year ended December 31, 2013, the income tax benefit of $79,716 was computed by applying an estimated tax rate of 40%. The Company has net operating loss carryforwards of approximately $225,211 as of December 31, 2013, which have been fully reserved for in the accompanying financial statements due to the uncertainty associated with the realizability of the benefit by the Company.

(4) Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. At December 31, 2013, the Company had net capital and net capital requirements of $2,096,032 and $63,642, respectively. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was approximately 0.46 to 1.

(5) Limited Liability Company Agreement

Pursuant to the terms of the Amended and Restated LLC Agreement, LaSalle Investment Management, Inc. is the sole member of the Company and contributes to the management of the operations of the Company.

The Company shall terminate on December 31, 2111, unless terminated earlier as provided in the LLC Agreement.

Except as provided in the Delaware Limited Liability Company Act, a member shall not be personally liable for any debt, obligation, or liability of the Company solely by reason of being a member of a limited liability company.

(6) Transactions with Related Parties

The Company and its Parent Company maintain an expense sharing agreement (the Agreement), whereby the Parent Company provides certain services at no cost to the Company. Services under the Agreement include certain compensation and occupancy costs, including lease of office space, the use of furnishings, as well as the information technology infrastructure, with the Parent Company and were approximately $2,708,526 during 2013. The Company has and will continue to record expenses for which it is directly or indirectly liable, such as business license, employee commissions expense, and professional fees, in its statement of operations.

Jones Lang LaSalle Income Property Trust, Inc. (JLLIPT), an affiliate of the Parent Company, has engaged the Company as a dealer manager for the issuance and sale to the public for certain classes of JLLIPT common stock. Pursuant to the arrangement, the Company will also manage relationships with participating broker-dealers and provide assistance in connection with compliance matters relating to marketing the JLLIPT offering. The Company will earn selling commissions on JLLIPT Class A shares of up to 3.5% of the net asset value per share on the date of the purchase. The Company will also receive a daily dealer manager fee equal to 1/365th of 0.55% of the net asset value for each Class A and Class M share outstanding and a daily distribution fee equal to 1/365th of 0.50% of the net asset value per share for JLLIPT Class A shares outstanding. The dealer manager fee and the distribution fee to be received by the Company is limited based on the total underwriting compensation paid by JLLIPT. The Company has recorded total revenue earned associated with this agreement of $2,211,157 for the year ended December 31, 2013 which is included in commission fees in the statement of operations. As of December 31, 2013, the Company has recorded a due from related party of $736,810. Pursuant to this participating broker-dealer arrangement, the Company has engaged a third party participating broker-dealer to sell the JLLIPT common shares. The Company has recorded total selling expense of $1,765,128 for the year ended December 31, 2013. As of December 31, 2013, the Company has recorded accounts payable of $338,636.

Pursuant to the Company's arrangement with JLLIPT, the Company is reimbursed for expenses incurred related to the JLLIPT offering. For the year ended December 31, 2013, the Company has recorded reimbursable fees of $1,262,532. As of December 31, 2013, the Company has recorded due from related party of $922,287.

(7) Subsequent Events

Subsequent to December 31, 2013 and through February 28, 2014 the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any subsequent events.

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Statement of Net Capital
Pursuant to Securities and Exchange Commission Rule 15c3-1

December 31, 2013

Total assets	$	4,434,616
Accrued expenses		(246,213)
Due to Parent Company		(232,047)
Employee commission payable		(137,729)
Accounts payable		(338,636)
Less total liabilities		(954,625)
Net worth		3,479,991
Prepaid expenses		(63,498)
Due from related party (net of accounts payable of $338,636)		(1,320,461)
Less nonallowable assets		(1,383,959)
Net capital before haircuts		2,096,032
Less haircuts		—
Net capital		2,096,032
Less required capital (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		63,642
Excess net capital	$	2,032,390
Aggregate indebtedness	$	954,625
Aggregate indebtedness to net capital ratio		0.46 to 1

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2013 filed on January 24, 2014 by LaSalle Investment Management Distributors, L.L.C. (the Company) in its Form X-17A-5.

See accompanying report of independent registered public accounting firm.

Schedule II

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2013.

See accompanying report of independent registered public accounting firm.

Schedule III

LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS, L.L.C.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule as the Company did not maintain possession or control of any customer funds or securities for the year ended December 31, 2013.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Member
LaSalle Investment Management Distributors, L.L.C.:

In planning and performing our audit of the financial statements of LaSalle Investment Management Distributors, L.L.C. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2014

SIPC 7: Agreed Upon Procedures

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
LaSalle Investment Management Distributors, L.L.C.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by LaSalle Investment Management Distributors, L.LC. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as follows:

Check Date	Amount	Cash disbursement record
7/25/2013	$ 2,131	Agreed to cleared check copy
1/28/2014	3,397	Agreed to check register and bank record of check written as check has not cleared

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we

performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 28, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068856 FINRA DEC
LASALLE INVESTMENT MANAGEMENT DISTRIBUTORS LLC 9*9
200 E RANDOLPH ST
CHICAGO IL 60601-6436

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Estee Dorfman Foster
781-780-7069

2. A. General Assessment (item 2e from page 2) $5,528

B. Less payment made with SIPC-6 filed (exclude interest) (2,131)
7/23/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,397

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $3,397

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $3,397

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bruce Saxon
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of January, 2014.

V.P. Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,473,689
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): reimbursed expense income (dollar for dollar) (Deductions in excess of $100,000 require documentation)	1,262,532
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,262,532
2d. SIPC Net Operating Revenues	$ 2,211,157
2e. General Assessment @ .0025	$ 5,528 (to page 1, line 2.A.)